Industry Canada | Industrie Canada

Certificate of Amalgamation

Certificat de fusion

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

TransAlta Corporation	450493-3
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

Je certifie que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Richard G. Shaw
Director - Directeur

January 1, 2009 / le 1 janvier 2009

Date of Amalgamation - Date de fusion

Canada